GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

September 28, 2012

BY EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:                               General Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 8-K Filed July 26, 2012, April 25, 2012 and February 16, 2012
File No. 1-35113

Dear Mr. Thompson:

Set forth below are GNC Holdings, Inc.’s (“GNC”) responses to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated September 17, 2012 addressed to Joseph M. Fortunato.  For your convenience, we have repeated each of your numbered comments in italics followed by our responses.  References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.

Form 10-K for Fiscal Year Ended December 31, 2011

Cover Page

1.                                      In future filings, please disclose the aggregate market value of voting and nonvoting common stock held by non-affiliates by reference to the price at which the common equity was last sold as of the last business day of your most recently completed second fiscal quarter.  Refer to Form 10-K.

Response:  In future filings, the Company will disclose such information.

Item 8. Financial Statements and Supplementary Data, page 72

2.                                      Please disclose the accumulated balances for each classification of accumulated other comprehensive income on the face of the financial statements or in the notes to financial statements.  Refer to ASC 220-10-45-14.

Response: As of December 31, 2010, the Company disclosed the two components of accumulated other comprehensive income in the notes to the financial statements.  During 2011, the Company refinanced its debt and terminated its interest rate swap agreements, which eliminated one the components of accumulated other comprehensive income.  As of December 31, 2011, accumulated other comprehensive income includes only cumulative translation adjustments.  In future filings, the Company will clarify this point and continue to disclose each component of accumulated other comprehensive income.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 79,

Revenue Recognition, page 81

3.                                      Please tell us the amount of gift card breakage revenue recognized in each year presented.  Please also tell us your consideration of disclosing the amount of gift card breakage revenue recognized in each year.

Response:  For the years ended December 31, 2011, 2010, and 2009, gift card breakage was $0.2 million, $0.3 million and $0.6 million, respectively.  Since these amounts were immaterial, the Company determined they were not required to be disclosed.

Note 5. Goodwill, Brands, And Other Intangible Assets, page 88

4.                                      Please disclose the weighted-average amortization period in total and by major intangible asset class.  Refer to ASC 350-30-50-1a.

Response:  The Company notes that it has disclosed the range of lives in previous filings. The Company will disclose the weighted-average amortization period in future filings. Below is a table that compares the estimated range of lives previously disclosed to the calculated weighted-average life.

	Estimated	Calculated
	Life	Weighted-
	Reported	Average Life
Retail agreements	25-35	30.2
Franchise agreements	25	25.0
Manufacturing agreements	25	25.0
Other intangibles	5-15	11.4
Franchise rights	1-5	3.8
Total		24.5

Note 8. Long-Term Debt/Interest Expense, page 91

5.                                      We note your disclosure in the risk factor on page 24 that the agreements governing your existing indebtedness contain restrictions on your ability and the ability of subsidiaries to pay dividends and make other distributions to stockholders.  Please disclose the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions and the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent balance sheet date.  Please refer to ASC 235-10-S99-1(e)(1).  In addition, please tell us the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date, how you determine the amount of restricted net assets and your consideration of disclosing the information required by ASC 235-10-S99-1(e)(3) and providing the schedule required by ASC 205-10-S99-6(c).

Response:  The Company advises the Staff that, at December 31, 2011, the restricted net assets of consolidated subsidiaries were $608.7 million and the amount of consolidated retained earnings free of restrictions was $298.8 million. The Company determines restricted net assets by subtracting the retained earnings free of restriction from the stockholders’ equity of the consolidated subsidiaries.  The Company currently expects the amount of consolidated retained earnings free of restrictions and available for distribution to be sufficient to fund expected dividends of the Company for the foreseeable future. As a result and due to the significant amount of retained earnings free of restrictions at December 31, 2011, the Company determined that the schedule required by ASC 205-10-S99-6(c) would not provide useful information to the investors, and therefore did not include such schedule in its annual report on Form 10-K.

In future filings, the Company will provide disclosure substantially as follows and will disclose in the notes to its financial statements retained earnings free of restrictions and restricted net assets of the consolidated subsidiaries as of the most recent balance sheet date.

The 2011 Senior Credit Facility contains customary covenants, including incurrence covenants and certain other limitations on the ability of GNC Corporation, Centers, and Centers’ subsidiaries to, among other things, make optional payments in respect of other debt instruments, pay dividends or other payments on capital stock, and enter into arrangements that restrict their ability to pay dividends or grant liens.  Specifically, the 2011 Senior Credit Facility permits Centers and GNC Corporation to make dividend payments to Parent only to the extent of $25 million plus the amount of the Available Basket (as defined in the 2011 Senior Credit Facility) at the date of determination.  Payment of such dividends is subject to, among other things, Centers and its domestic subsidiaries meeting a senior secured debt ratio of consolidated senior secured debt to consolidated EBITDA (as defined in the 2011 Senior Credit Facility) of 4.00 to 1.00.

In addition, the Company will continue to monitor whether the inclusion of the schedule required by ASC 205-10-S99-6(c) would be of meaningful qualitative benefit to investors.

Note 14. Stock Based Compensation Plans, page 91

6.                                      Please disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.  Refer to ASC 718-10-50-2i.

Response: In future filings, the Company will disclose such information, which has been properly reflected in the Company’s quarterly reports on Form 10-Q subsequent to the filing of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.  At December 31, 2011, total compensation cost related to non-vested awards not yet recognized was approximately $16.4 million and the weighted-average period over which such cost is expected to be recognized was approximately 4.3 years.

Form 8-K Filed July 26, 2012, April 25, 2012 and February 16, 2012

7.                                      We note that you present adjusted EBITDA, adjusted net income and adjusted earnings per share.  We also note your disclosure that although you primarily view adjusted EBITDA as an operating performance measure you also consider the measure to be a useful tool for measuring your liquidity, your leverage capacity and your ability to service debt and generate cash for other purposes.  Please note that Item 10(e)(ii)(A) of Regulation S-K prohibits the exclusion of charges that require or will require cash settlement from non-GAAP liquidity measures, other than EBIT and EBITDA.  Please tell us why you believe your presentation of adjusted EBITDA as a liquidity measure complies with Item 10(e) of Regulation S-K.  Also, since you present adjusted EBITDA as a liquidity measure, please provide a reconciliation of adjusted EBITDA to net cash provided by operating activities and present the three major categories of the statements of cash flows.  Refer to our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, specifically Questions 102.06 and 102.09 available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:  The Company supplementally advises the Staff that it provides Adjusted EBITDA as a measure of its operating performance and not as a measure of liquidity.  Adjusted EBITDA excludes certain cash charges and liabilities but does not reflect the Company’s capital expenditures.  As such, the Company does not consider Adjusted EBITDA to be material to an investor’s understanding of the Company’s liquidity, capital resources or its borrowings under its 2011 revolving credit facility.

The Company historically used Adjusted EBITDA to measure debt incurrence and restricted payments capacity under its 2007 revolving credit facility, which has been refinanced in its entirety, and senior and senior subordinated notes, which are no longer outstanding, and recognized that Adjusted EBITDA routinely serves as an analytical tool for debt investors with respect to the Company’s liquidity.

Currently, under the credit agreement governing the Company’s 2011 revolving credit facility, the Company is required to maintain a maximum senior secured leverage ratio only if borrowings under such credit facility exceed $25 million. However, since borrowings under such credit facility have always been less than $25 million, such leverage ratio has not been applicable.  Additionally, in light of its cash position, the Company currently expects that borrowings under such credit facility will not exceed $25 million in the foreseeable future and, as a result, such leverage ratio will continue to not apply to the Company. Therefore, because Adjusted EBITDA is no longer relevant to an understanding of the Company’s liquidity or borrowing availability, the Company believes that a reconciliation of Adjusted EBITDA to cash provided by operating activities would not be meaningful to investors.

In future filings, Company will set forth the reasons for presenting Adjusted EBITDA as a performance measure substantially as follows:

Management has included non-GAAP financial measures in this press release because it believes they represent an effective supplemental means by which to measure the Company’s operating performance. The Company uses adjusted EBITDA to evaluate its performance relative to its competitors and also as a measurement for the calculation of management incentive compensation. Management also believes that adjusted EBITDA, adjusted net income and adjusted diluted earnings per share are useful to investors as they enable the Company and its investors to evaluate and compare the Company’s results from operations in a more meaningful and consistent manner by excluding specific items which are not reflective of ongoing operating results. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share are not measurements of the Company’s financial performance under GAAP and should not be considered as alternatives to net income, operating income, or any other performance measures derived in accordance with GAAP, or as an alternative to GAAP cash flow from operating activities, as a measure of the Company’s profitability or liquidity.

*              *              *              *              *              *              *

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (412) 288-2029.

Sincerely,

/s/ Michael M. Nuzzo
Michael M. Nuzzo
Executive Vice President and Chief Financial Officer

cc:                                 Joseph Fortunato, GNC Holdings, Inc.
Gerald J. Stubenhofer, GNC Holdings, Inc.
Pippa Bond, Proskauer Rose LLP